Mail Stop 4561

November 29, 2007

By U.S. Mail and facsimile to (843) 383-7478

Harris E. DeLoach, Jr., Chief Executive Officer
Sonoco Products Company
1 North Second Street
Hartsville, SC 29550

> **Re: Sonoco Products Company**
> **Definitive 14A**
> **Filed March 16, 2007**
> **File No. 000-516**

Dear Mr. DeLoach:

We have completed our review of your executive compensation and related disclosure and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

Sincerely,

Jay E. Ingram
Attorney Advisor